THE BANK OF NEW YORK MELLON

Depositary Receipts

240 Greenwich Street

New York, New York 10286

August 21, 2019

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attention:	Office of International Corporate Finance, Division of Corporation Finance
RE:	Registration Statement on Form F-6 filed on behalf of G Medical Innovations Holdings Ltd. Limited (File No. 333-231637) (the “Form F-6”)

Ladies and Gentlemen:

The Bank of New York Mellon, as depositary (the “Depositary”), on behalf of the legal entity created by the agreement for the issuance of American Depositary Shares (the “ADSs”) representing ordinary shares (the “Shares”) of G Medical Innovations Holdings Ltd. (the “Company”), hereby applies to withdraw the above referenced Form F-6 pursuant to Rule 477 under the Securities Act of 1933, as amended.

The grounds for this application to withdraw the Form F-6 are as follows:

The Form F-6 was filed on May 21, 2019, and the registrant requested that it be declared effective simultaneously with the Form F-1 registration statement (the “Form F-1”) filed by the Company. The Form F-1 has not been declared effective. The Company has advised the Depositary that it does not intend to proceed with the offering covered by the Form F-1 and Form F-6. No securities have been sold under either registration statement, and the Company has withdrawn the Form F-1. The Company has requested that the registrant withdraw the Form F-6 as well.

If you should have any questions about this application, please contact our counsel in this matter, Bruce R. Wilde of Emmet, Marvin & Martin, LLP, at (212) 238-3128.

Very truly yours,

Legal entity created by the agreement for the issuance of American Depositary Shares representing ordinary shares of G Medical Innovations Holdings Ltd.

By: The Bank of New York Mellon,

as Depositary

By: /s/ Thomas D. Flynn

Name: Thomas D. Flynn

Title: Director

cc: Bruce R. Wilde, Emmet

Marvin & Martin, LLP

bwilde@emmetmarvin.com